02044349

Securities and Exchange Commission
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the Plan year ended December 31, 1999

OR

[] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ____ to ____

Commission file number ____

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

GUINNESS UDV NORTH AMERICA, INC. SAVINGS PLAN
Guinness UDV North America, Inc.
Six Landmark Square
Stamford, Connecticut 06901

S.E.C. Registration No. ________

B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

Diageo plc
8 Henrietta Place
London W1G 0NB
England

Page 1 of 16 pages.
Exhibit Index located on page 2.

REQUIRED INFORMATION

Financial Statements

The Guinness UDV North America, Inc. Savings Plan ("Plan") (formerly known as the UDV North America, Inc, Savings Plan) is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). In accordance with Item 4 and in lieu of the requirements of Items 1-3, the following Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are included herein:

Reports of Independent Certified Public Accounts

Statements of Net Assets Available for Plan Benefits

Statements of Changes in Net Assets Available for Plan Benefits

Notes to Financial Statements

Supplemental Schedule furnished pursuant to the requirements of Internal Revenue Service Form 5500

Exhibits[1]

[1] The consent of KPMG LLP has not been included because the financial statements are not being incorporated by reference into a registration statement on Form S-8 under the Securities Act of 1933.

GUINNESS UDV NORTH AMERICA, INC. SAVINGS PLAN

Financial Statements

December 31, 1999 and 1998

(With Independent Auditors' Report Thereon)

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GUINNESS UDV NORTH AMERICA, INC. SAVINGS PLAN

Table of Contents

UDV NORTH AMERICA, INC. SAVINGS PLAN

Financial Statements and Schedule

December 31, 1999 and 1998

(With Independent Auditors' Report Thereon)

UDV NORTH AMERICA, INC. SAVINGS PLAN

Table of Contents

Other schedules required by Section 103(c)(5) of the Employee Retirement Income Security Act of 1974 have not been included as the information is not applicable.

KPMG

Stamford Square
3001 Summer Street
Stamford, CT 06905

Independent Auditors' Report

To the Employee Benefits Administration Committee of
UDV North America Inc.:

We have audited the accompanying statements of net assets available for plan benefits of UDV North America, Inc. Savings Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

October 6, 2000

UDV NORTH AMERICA, INC. SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 1999 and 1998

	1999	1998
Assets:		
Investments (note 3)	$ 253,351,591	249,440,504
Participant receivable	1,047,728	—
Net assets available for plan benefits	$ 254,399,319	249,440,504

See accompanying notes to financial statements.

UDV NORTH AMERICA, INC. SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 1999 and 1998

	1999	1998
Additions:		
Additions to net assets attributed to:		
Investment income:		
Net appreciation in fair value of investments	$ 9,511,816	18,609,360
Interest and dividends	21,645,930	12,160,821
	31,157,746	30,770,181
Contributions:		
Participant	8,438,242	6,368,221
Employer	429,297	3,640,084
	8,867,539	10,008,305
Total additions	40,025,285	40,778,486
Deductions from net assets attributed to:		
Benefits paid to participants	(35,066,470)	(33,718,603)
Net increase	4,958,815	7,059,883
Transfer from Guinness America Employees Savings Plan (note 1)	—	61,102,737
Net assets available for plan benefits:		
Beginning of year	249,440,504	181,277,884
End of year	$ 254,399,319	249,440,504

See accompanying notes to financials statements.

(1) Description of Plan

The following description of the UDV North America, Inc. Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan sponsored by UDV North America (the "Company" or "UDVNA"). It is intended that the Plan be qualified and exempt under sections 401(a) and 501(a) of the Internal Revenue Code of 1986 (the "Code"), as amended from time to time, and meet the requirements of Section 401(k) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

In December 1997 Grand Metropolitan plc, the ultimate parent of the former IDV North America ("IDVNA") and Guinness plc, the ultimate parent of the former United Distillers North America ("UD"), merged to create Diageo plc. As a result of the merger, IDVNA and UD were merged and renamed UDV North America ("UDVNA").

UD had been the sponsor of the Guinness America Employees Savings Plan (the "Guinness Plan") and IDVNA had been the sponsor of the IDV U.S. Savings Plan (the "IDV Plan"). Effective as of December 31, 1998, the Company merged the net assets of the Guinness Plan into the IDV Plan. Effective January 1, 1999, the IDV Plan was renamed the UDV North America, Inc. Savings Plan.

Eligibility

Employees of UDV North America (the "Company"), as defined in the Plan, who have completed 1,000 hours of service in a twelve month period and who have attained the age of 21 are eligible to participate in the Plan. In addition, employees who formerly participated in the IDV Plan and Guinness Plan are also eligible to participate.

Contributions

Each year, participants may contribute up to 16% of pre-tax salary, as defined in the Plan. Participants direct the investment of their contribution into various investment options offered by the Plan. The Plan currently offers 23 mutual funds, a guaranteed investment contract, and American Depository Shares of Diageo plc as investment options for participants.

For employees of the Guinness Import Company ("GIC Employees"), an affiliated company, as defined in the Plan, the Company contributes 100% of the first 3% of pre-tax salary that a participant contributes to the Plan. Participants direct the matching contribution into the various investment options offered by the Plan.

For employees who are members of the collective bargaining unit at Allen Park ("Allen Park Employees"), a production plant of the Company, the Company contributes 100% of the first 6% of pre-tax salary that a participant contributes to the Plan. Participants direct the matching contribution into the various investment options offered by the Plan.

Contributions are subject to certain limitations.

Participant Accounts

Each participant's account is credited with the participant's contribution and an allocation of the Company's contribution, if applicable, investment earning or losses, and expenses, if any. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from a participant's vested account.

Vesting

Participants are immediately vested in their contribution plus actual earning or losses thereon.

Vesting for Allen Park Employees and GIC Employees in the Company's contribution of their account is primarily based on years of continuous service. Allen Park Employees and GIC Employees are 100 percent vested after five years of credited service. Forfeitures of non-vested Company contributions for participants are to reduce Company contributions to the Plan.

Participant Loans

Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at the prime rate as published in the Wall Street Journal at the time of the loan.

Payment of Benefits

Distributions from the Plan are paid in lump sum cash payments. Unless a participant elects otherwise, distributions are payable upon the termination of employment. If a participant's total account balance is greater than $5,000, the participant may elect to receive payment in the form of annual or quarterly installments over a period specified by the participant which is not to exceed the participant's life expectancy.

Upon the death of a participant, the designated beneficiary, or the participant's estate if no beneficiary is designated, is entitled to 100% of the participant's account.

(Continued)

(2) Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan.

(a) Basis of Accounting

The accompanying financial statements are prepared on the accrual method of accounting.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c) Investment Valuation and Income Recognition

The Plan's investments are stated at fair value, except for its investment contract, which is valued at contract value (note 4). Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

(d) Administrative Expenses

Certain costs of establishing and administering the Plan have been paid by the Company and, accordingly, are not included as administrative expenses of the Plan.

(3) Investments

In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, *Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters* (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999. The Plan adopted SOP 99-3 during the Plan year ending December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's 1999 financial statements. The Plan's 1998 financial statements have been reclassified to conform with the current year presentation.

The following table presents investments that represent 5% or more of the Plan's net assets:

	1999	1998
Mutual Funds at fair value:		
Fidelity Growth and Income Fund	$ 41,009,308	45,189,322
Fidelity Magellan Fund	58,076,842	50,955,402
Fidelity ContraFund	30,623,860	23,251,583
Guaranteed Investment Contract	68,552,150	74,387,847

During 1999 and 1998 the Plan's investments (including gains and losses in investments bought and sold, as well as hold during the year) appreciated by $9,511,816 and $18,609,360, respectively, as follows:

	1999	1998
Mutual funds	$ (850,443)	17,906,570
Common stock	10,362,259	702,790
	$ 9,511,816	18,609,360

(4) Investment Contract

The Plan's investments include an investment contract with Fidelity Investments (Fidelity). Fidelity maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by Fidelity. Contract value represents contributions made under the contract plus actual earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield was approximately 6.8% and 5.5% for 1999 and 1998.

(5) Related Party Transaction

Certain Plan investments are shares of mutual funds and an investment contract managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore these transactions qualify as party-in-interest transactions.

The Plan's investments also include American Depository Shares of Diageo plc. Diageo plc is the parent company of the Plan's sponsor and, therefore these transactions also qualify as party-in-interest transactions.

(Continued)

(6) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants become 100 percent vested in their employer contributions.

(7) Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated December 14, 1995, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

UDV NORTH AMERICAN, INC. SAVINGS PLAN

Schedule of Assets Held for Investment Purposes at End of Year

December 31, 1999

	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest collateral par or maturity value		Current value
*	Fidelity Magellan Fund	Mutual Fund, 425,067 shares	$	58,076,842
*	Fidelity Growth and Income Fund	Mutual Fund, 869,579 shares		41,009,308
*	Fidelity Contafund	Mutual Fund, 510,228 shares		30,623,860
*	Fidelity Equity Income II Fund	Mutual Fund, 526,684 shares		11,350,815
*	Fidelity Asset Manager Fund	Mutual Fund, 20,114 shares		369,691
*	Fidelity Retirement Growth Fund	Mutual Fund, 93,776 shares		2,424,100
*	Fidelity Retirement Money Market Fund	Mutual Fund, 7,545,721 shares		7,545,721
*	Fidelity Spartan U.S. Equity Index Fund	Mutual Fund, 92,126 shares		4,798,832
*	Fidelity Intermediate Bond Fund	Mutual Fund, 186,414 shares		1,819,402
*	Fidelity Low-Priced Stock Fund	Mutual Fund, 47,395 shares		1,073,035
*	Fidelity Overseas Fund	Mutual Fund, 63,659 shares		3,056,245
*	Fidelity Managed Income Portfolio Fund	Mutual Fund, 87,568 shares		87,568
*	Fidelity OTC Portfolio Fund	Mutual Fund, 9,818 shares		667,345
*	Fidelity Puritan Fund	Mutual Fund, 331,927 shares		6,316,567
*	Fidelity Freedom Income Fund	Mutual Fund, 29,216 shares		331,013
*	Fidelity Freedom 2000 Fund	Mutual Fund, 1,354 shares		17,591
*	Fidelity Freedom 2010 Fund	Mutual Fund, 15,736 shares		233,996
*	Fidelity Freedom 2020 Fund	Mutual Fund, 46,228 shares		757,221
*	Fidelity Freedom 2030 Fund	Mutual Fund, 7,361 shares		124,258
*	Guaranteed Investment Contract	68,552,150 shares		68,552,150
	PIMCO Total Return Fund	Mutual Fund, 260,486 shares		451,896
	Dreyfus Founders Balanced Fund	Mutual Fund, 45,646 shares		2,739,601
	Morgan Stanley Global Equity Bond Fund	Mutual Fund, 261,662 shares		2,260,921
	MAS Mid Cap Growth Portfolio	Mutual Fund, 124,226 shares		3,138,707
*	Diageo Stock Fund	Common Stock, 101,249 shares		3,427,993
*	Participant loans	6.0% - 10.0%		2,096,913
			$	253,351,591

* Represents a party-in-interest

See accompanying independent auditors' report

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GUINNESS UDV NORTH AMERICA, INC.
SAVINGS PLAN

Date 6-24-02

By [signature]
Corri B. Schenck, Director
Employee Benefit Services

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